MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188
November 13, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that MPM Holdings Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on November 13, 2015. MPM Holdings Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control with MPM Holdings Inc., and not because of any conduct by MPM Holdings Inc.

Very truly yours,

MPM Holdings Inc.

By:	/s/ Erick R. Asmussen
Name:	Erick R. Asmussen
Title:	Chief Financial Officer